UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 1  )*


 HealthDesk Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class Securities)

42220T102
(CUSIP Number)

Edgewater Private Equity Fund II, L.P.
Attn. Mr. Brian J. Thompson
666 Grand Avenue, Suite 200
Des Moines, IA  50309
(515)245-5666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

January 13, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule
 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box          o.

Check the following box if a fee is being paid with the statement o.
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;  and
(2) has filed no amendment subsequent thereto reporting beneficial
ownership of five percent or less of such class.)   (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. :42220T102
1) Names of Reporting Persons   S.S. or I.R.S. Identification Nos.
   of Above Person

  Edgewater Private Equity Fund II, L.P.           42-1446140

2) Check the Appropriate Box if a Member of a Group
a)
b)
3) SEC Use Only


4) Source of Funds: 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items     2(d) or (e)     o

6) Citizenship or Place of Organization :  United States

Number of     7) Sole Voting Power:              1,026,000
Shares
Beneficially   8) Shared Voting Power:           -0-
Owned by
Each               9) Sole Dispositive Power:    1,026,000
Reporting
Person          10) Shared Dispositive Power:    -0-
With

11) Aggregate Amount Beneficially Owned by Each Reporting Person
1,026,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares     o

13) Percent of Class Represented by Amount in Row 11:    19.0%

14) Type of Reporting Person: PN


Item 1. Security and Issuer
-----------------------------------
This Amended Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock") of HealthDesk Corporation, a California corporation (the "Company"). The principal executive offices of the Company are located at 2560 Ninth Street, Suite 220, Berkeley, CA 94710.

Item 2 Identity and Background
---------------------------------------
(a) Edgewater Private Equity Fund II, L.P., (the "Purchaser") is a Delaware limited partnership.

(b) The partnership's principal business address is 666 Grand Avenue Suite 200, Des Moines, IA 50309.

(c.)  The partnership was formed for investment purposes.

(d) During the last five years neither the partnership, its general partner, nor the officers of the general partner have been convicted in a criminal proceeding.

(e) During the last five years neither the partnership, its general partner, nor the officers of the general partner have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

(f)   United States

Item 3 Source and Amount of Funds or Other Consideration
--------------------------------------------------------
On January 13, 1998 the Purchaser acquired 15,000 shares of Common Stock in the open market for total consideration of $50,250.  The
Purchaser acquired such shares of Common Stock with funds invested by its general and limited partners for the purpose of acquiring equity securities.

Item 4 Purpose of Transaction.  The purchaser does not propose any of the following
---------------------------------------------------------------------
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c ) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
---------------------------------------------------
(a) As of the date of this Statement, the Purchaser beneficially owned an aggregate of 1,026,000 shares of Common Stock of the Company. Such shares of Common Stock represent 19.0% of the outstanding Common Stock of the Company, based upon 5,392,845 shares of Common Stock outstanding as of October 31, 1997.

(b) The Purchaser has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,026,000 shares of Common Stock that are owned.

(c ) In the sixty days prior to this transaction the Purchaser has had no other transactions with the Company.

(d)   N/A

(e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationship
with Respect to Securities of the Issuer.:
----------------------------------------------------------------
None.

Item 7. Material to be Filed as Exhibits
------------------------------------------------
None

SIGNATURE
-----------------------
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 19, 1998

---------------------------
/s/ James A. Gordon
---------------------------
James A. Gordon
President of Gordon Management, Inc.
General Partner to Edgewater II Management, L.P.
which is the General Partner
 of Edgewater Private Equity Fund II, LP